SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Directorate Change

19 January 2011

ANDREA MONETA'S RESIGNATION FROM THE BOARD OF AVIVA PLC

Further to the announcement made by the Company today, Andrea Moneta, Chief Executive Officer, Aviva Europe, Middle East and Africa resigned from the board of Aviva plc with effect from today.

- ends -

Media enquiries:
Nigel Prideaux                                                                         +44 (0)20 7662 0215
Sue Winston                                                                           +44 (0)20 7662 8221
James Murgatroyd/Conor McClafferty, Finsbury            +44 (0)20 7251 3801

Analyst enquiries:
Charles Barrows                                                                     +44 (0)20 7662 8115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  19 January, 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary